Nuveen Securities, LLC

333 West Wacker Drive

Chicago, IL 60606

P: 312. 917.7700

www.nuveen.com

May 28, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kieran Brown

Re:	Request for Acceleration of the Effective Date of Nuveen Short Duration Credit Opportunities Fund (the “Fund”): Pre-Effective Amendment Number 2 Under the Securities Act of 1933 and Amendment No. 6 Under the Investment Company Act of 1940, Filed on Form N-2 on May 28, 2013 (File Nos. 333-186405 and 811-22518)

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be declared effective by 12:00 p.m. ET on Thursday, May 30, 2013, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Short Duration Credit Opportunities Fund		Nuveen Securities, LLC
/s/ Gifford R. Zimmerman		/s/ Gifford R. Zimmerman
By:	Gifford R. Zimmerman	By:	Gifford R. Zimmerman
Title:	Chief Administrative Officer	Title:	Managing Director, Assistant Secretary and Associate General Counsel